UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE, 2004

ThrillTime Entertainment International, Inc.

(Registrant’s name)

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F  _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)

Consolidated Financial Statements for period ending April 30, 2004

2)

Form 51-102.F1 – Management’s Discussion & Analysis

3)

Form 52-109FT2 - Certification of Interim Filings during Transition Period

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

June 25, 2004

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

--------------------------------------------------------------------

Sherrill Cyr

Secretary

FORM 51-102.F1

Management’s Discussion & Analysis

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Nine months ended April 30, 2004 and 2003

Prepared by Management (unaudited)

For more information:

Ralph Proceviat

President, CFO

Tel: 604-294-8084

Fax: 604-294-8709

E-mail: info@thrilltime.com

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2004

ThrillTime reports its financial results for the third quarter ended April 30, 2004, which have been prepared on the basis of available information up to June 23, 2004.  This Management’s Discussion and Analysis should be read in conjunction with the most recent audited annual financial statements of the Company.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions

DESCRIPTION OF BUSINESS

ThrillTime Entertainment International, Inc., through its subsidiary companies, Skycoaster, Inc. and Superstar Dragsters, Inc. (the “Company”), is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Skycoaster®, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour; and Top Eliminator Dragsters®, which provides a real life drag racing experience.  The Company owns the proprietary patent rights and trademarks for these two rides and generates revenue from the following sources:

-

Sales of rides (including installation supervision);

-

Long-term on-going royalty revenue as a % of gross ride and merchandise sales in exchange for territorial protection;

-

Mandatory annual site certification revenue; and

-

Sales of specific parts and services.

OUTLOOK

As at April 30, 2004 the Company had $73,740 in cash and short-term deposits compared to $54,821 as at April 30, 2003, an increase of $18,949.  Management has been focused on preserving cash and managing its working capital to carry on operations over the traditional lean months of January through May.  Despite the fact that the long term debt was educed by over 70% in the last fiscal year, the Company has not been able to meet its debt servicing obligations and, as outlined in the section of this report entitled Debt Reduction and Management Program, is in arrears totaling approximately $1,300,000 as at June 23, 2004. At this time, all lenders are co-operating with the Company in view of the efforts underway to liquidate and eliminate its debts.

Update on Liquidation of Debts

As disclosed in the previous quarterly report, in order to cure its defaults with its lenders, eliminate its debt obligations and position the Company to pursue other opportunities, the Company is currently negotiating with Crates Thompson Capital, the “Buyer”, to acquire the assets of both Skycoaster, Inc. and Superstar Dragsters, Inc.  At the time of this report, negotiations are continuing and the Company anticipates entering into Definitive Agreements by the end of the fiscal year ending July 31, 2004.

OPERATIONS – For the Quarter ended April 30, 2004

Revenues and Cost of Sales

Revenue on sales of Skycoasters® and Top Eliminator Dragsters® is recognized in the statement of operations using the percentage of completion method. Sales revenue on parts is recognized in the period in which the sale occurs.  Royalty income is recognized in the period in which the royalty is earned.

Gross revenues from product sales, royalties, interest income and other revenue for the quarter ended April 30, 2004 were $442,993 compared to $645,525 for the comparable period a year earlier.  The comparable period’s $645,525 included the sale of a leased Skycoaster and a non-refundable customer deposit.  After excluding these two items amounting to $190,000, gross revenues for the quarter ended April 30, 2003 amounted to $455,525.

Gross margin for the quarter ended April 30, 2004 was $105,046 compared to $122,627 for the same quarter a year ago due to lower product sales revenue.

Royalty revenue for the quarter ended April 30, 2004 was $185,990, up from $87,445 for the previous year.  This increase is due to the collection of accessory royalty earned in previous years from certain parks.  Other revenue which includes joint venture revenue was nil for the quarter ended April 30, 2004, down from $190,000 for the previous year as noted above.  This decrease is due in part to the fact that in 2003 the Company sold the Skycoaster® asset to its joint venture partner as part of a buy out option.  The Company is now receiving royalty rather than joint venture revenue from this park.

Operating Expenses

General and administration expenses for the quarter ended April 30, 2004 were $229,836, compared to $308,359 for the corresponding quarter ended April 30, 2003, down $78,523, or 25%.  These expenses include $55,095 for insurance coverage, down $50,930 for the same period in 2003 as management decided not to carry excess liability insurance coverage over the primary $1 million US during this fiscal year.  As a whole, insurance premiums charged to the amusement ride industry have tripled since the events of September 11, 2001.  Management believes that the Company’s safety track record and risk management and safety compliance programs followed by it’s subsidiaries and their respective customers justifies its decision to reduce its overall coverage and related costs.   Also included in General and Administrative expenses are legal fees which amounted to $24,332, compared to $45,928 of costs for the same period in 2003. This decrease of legal fees was attributable to approximately $41,000 in recoveries from insurance claim settlements during the previous quarter ended January 31, 2004.  Legal fees include costs associated with ongoing insurance claims and maintenance of the Company’s intellectual property (patents and trademarks).  Insurance policies require that the Company retain the services of counsel to administer claims handled within each annual Self-Insured Retention (SIR) (deductible).  Of the total $24,332 in legal expense, $3,720 is attributable to the SIR, $7,073 is for patent and trademark maintenance and the remaining $13,539 is for general legal expense.

Wages and benefits amounted to $89,231 up $6,276 to reflect the payout of accumulated vacation pay.  Rent, telephone and travel amounted to $28,525, down $7,150.  The remaining $32,653 in General and Administrative expenses relates to general office and regulatory expenditures.

Marketing and selling costs, which includes advertising and promotions of the Company’s attractions and shareholder communications, amounted to $944 for the quarter ended April 30, 2004 compared to $7,597 for the same period a year ago.

Research and development costs of $11,185 for the current quarter relate to costs incurred to explore new models for the existing rides.

Operating Income

The operating income before interest expense, income taxes and amortization for the quarter ended April 30, 2004 was $49,071 compared to an operating income of $84,805 over the same period a year ago.  This decrease was due primarily to the decline in Other Revenue.

Interest expense, net of interest income of $12 for the quarter ended April 30, 2004 was $82,995, compared to interest expense of $74,665 for the same quarter ended April 30, 2003. The increase in interest of $8,330 is due primarily to the Settlement Agreement (see Debt Reduction and Management Program).

Amortization expense for the quarter ended April 30, 2004 of $1,423 relates to capital assets.  For the comparable quarter ended April 30, 2003 amortization expense of $6,742 related to capital assets and $172,687 to patent rights.  As at July 31, 2003, the patents were fully amortized.  Although the patents for the Skycoaster® and Top Eliminator® have been fully amortized for accounting purposes, the Company will continue to receive royalty and parts and service revenue.

Net Loss

Net loss for the quarter ended April 30, 2004 was $43,430 or $0.002 per share, compared to a net loss of $201,084 or $0.01 per share for the quarter ended April 30, 2003.

Net cash flow from operations for the period was a negative $37,007 or $0.02 per share compared to a negative cash flow from operations of $196,655 or $0.01 for the same period last year.

OPERATIONS – For the nine months ended April 30, 2004

Revenues and Cost of Sales

Revenues from product sales, royalties, interest income and other revenue for the nine months ended April 30, 2004 were $1,097,339 compared to $1,435,353 for the comparable period a year earlier.  The decline in product revenue is due in part to the overall sluggish economy, lower capital spending by parks and territorial limitations in the U.S. built into our existing contracts hampering new ride sales.

Gross margin for the nine months ended April 30, 2004 was $185,817 compared to $224,953 for the corresponding period a year ago due to lower product sales revenue. As a percentage of product sales, gross profit for the nine months ended April 30, 2004 came in at 38.6 % compared to 35.8% for the comparable period.

Royalty and other revenue for the nine months ended April 30, 2004 was $617,973, down from $806,931 for the previous year.  Joint venture revenue is recorded in other revenue.  This decrease is due in part to the fact that in 2003 the Company sold the Skycoaster® asset to a joint venture partner as part of a buy out option as well as the impact of lower ride revenue associated with lower attendance at parks.  The Company is now receiving royalty rather than joint venture revenue.  The proceeds received from the sale of the Skycoaster® asset were recorded during fiscal 2003.

Operating Expenses

General and administration expenses for the nine months ended April 30, 2004 were $702,246, compared to $914,598 for the corresponding nine months ended April 30, 2003, down $164,052, or 23%.  These expenses include $196,479 for insurance coverage, down $212,352 for the same period in 2003.  This decrease in insurance expense has resulted from management’s decision to not carry excess liability insurance coverage over the $1 million US primary coverage.   As a whole, insurance premiums charged to the amusement ride industry have tripled since the events of September 11, 2001.  Management believes that the Company’s safety track record and risk management and safety compliance programs followed by it’s subsidiaries and their respective customers justifies its decision to reduce its overall coverage and related costs.  Also included in General and Administrative expenses are legal fees which amounted to $36,744, down $76,165 over the same period in 2003.  These fees primarily include costs associated with ongoing insurance claims and maintenance of the Company’s intellectual property (patents and trademarks).  Insurance policies require that the Company retain the services of counsel to administer claims handled within each annual Self-Insured Retention (SIR) (deductible).  Of the $36,744 in legal expense, $32,821 plus a recovery of $41,382 from an insurance claim settlement is attributable to the SIR, $15,716 is for patent and trademark maintenance and the remaining $29,589 is for general legal expense.

Wages and benefits amounted to $291,808 up $25,686 due to an increase in the number of employees and the payout of accumulated vacation pay.  Rent, telephone and travel amounted to $91,863, down $19,097.  The remaining $85,352 in General and Administrative expenses relates to general office expenditures down $16,164 from the comparable period the previous year.

Marketing and selling costs for the nine months ended April 30, 2004 amounted to $27,711 down $13,338 from the same period a year ago.  Included in these costs is $4,875 for shareholder communications, $2,800 in advertising and promotion of the Company’s attractions and $20,036 for the annual IAAPA trade show held in Orlando, FL in November 2003.

Research and development costs of $11,185 for the nine months ended relate to costs incurred to explore new models for the existing rides, up $5,285 from the same period in the previous year.

Operating Income

The operating income before interest expense, income taxes and amortization for the nine months ended April 30, 2004 was $62,018 compared to an operating income of $70,337 over the same period a year ago.  This decrease was due primarily to the decline in product sales and other revenue.

Interest expense, net of interest income of $53 for the nine months ended April 30, 2004 was $253,193, compared to interest expense of $363,944 for the same nine month period ended April 30, 2003. The decrease in interest of $110,751 is due primarily to the settlement of the convertible securities on January 23, 2003.

Amortization expense for the nine months ended April 30, 2004 of $4,281 relates to capital assets.  For the comparable nine months ended April 30, 2003 amortization expense of $84,200 related to capital assets and $1,005,160 to patent rights which are now fully amortized.

Net Income

Net loss for the nine months ended April 30, 2004 was $213,866 or $0.01 per share, compared to a net income of $4,693,467or $0.26 per share for the nine months ended April 30, 2003.    Included in the $4,693,467 figure is a gain of $6,116,246 relating to the settlement reached with the convertible debenture holder on January 23, 2003.  Excluding the gain of $6,116,246, the net loss for the same period in 2003 was $1,422,779 compared to $213,866 in 2004.

Net cash flow from operations for the period was a negative $194,855 or $0.01 per share compared to a negative cash flow from operations of $564,942 or $0.03 per share for the same period last year.

Capital Structure

As of June 23, 2004 there were 20,007,297 common shares outstanding.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

LIQUIDITY AND SOLVENCY

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business.  Operations to date have been primarily financed by long-term debt and equity transactions.

Debt Reduction and Management Program

A primary objective of the Board of Directors has been to bring down the debt load associated with the acquisition of the Skycoaster® business and a Settlement Agreement related to the Top Eliminator®. The first step in the debt reduction program was to successfully eliminate the convertible debenture during fiscal 2003.  Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay $120,000 in cash and issued 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation. $60,000 of the $120,000 was paid on January 23, 2003 and the Company signed a promissory note for the remaining $60,000 whereby the principal amount together with interest is to be paid in four monthly installments commencing July 31, 2003.  The settlement with the Debenture holder reduced the Company’s overall debt from $9,958,925 as at July 31, 2002 to $2,952,240 as at July 31, 2003, a 70% reduction.

As at April 30, 2004, the debt, excluding accrued interest of $334,818 (July 31, 2003 - $129,207) included in accrued liabilities, was reduced by an additional $234,892 from the balance at July 31, 2003 as a result of payments made on the secured loan and the Settlement Agreement.

Due to the onerous terms of the loan agreement with the secured debenture holder, the Company has been unable to make its scheduled $261,319 quarterly payments for May 15, 2003, August 15, 2003, November 15, 2003, and February 15, 2004 that have become due.  The total amount in arrears with this lender amounts to $1,045,276 as at April 30, 2004.  In its attempt to clear up the arrears status of this loan, the Company has been working with the secured lender and a group pursuant to the Letter of Intent signed January 22, 2004.

Pursuant to the Top Eliminator® Settlement Agreement, the Company was required to make a lump sum payment in the amount of $100,000 on or before August 1, 2003.  This amount is included in the $191,651 and bears interest at 8.5% per annum as noted above.  The Company did not meet its payment obligations and is currently attempting to re-negotiate a settlement as part of the transaction with Crates Thompson Capital.

Pursuant to the terms of the $60,000 promissory note associated with the settlement of the convertible debenture, the Company was required to make four monthly payments in the amount of $15,000 plus interest in July, August, September, and October 2003.  The Company did not meet its payment obligations and the unsecured promissory note is due on demand and bears interest at 18% per annum.

Summary of Debt as at:

	April 30, 2004	July 31, 2003	July 31, 2002
Convertible securities which are unsecured, bear interest at 6% per annum and is convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381)	$ -	$ -	$5,500,000
Accretion of implicit interest in convertible securities	-	-	455,439
6% implicit interest on convertible securities	-	-	979,368
Less $60,000 of convertible debenture, plus accrued interest converted into common shares	-	-	(55,381)
	-	-	6,879,426
Deferred gain on modification of convertible securities, net of amortization of $476,502	-	-	62,697
Unsecured promissory note bearing interest at 18% per annum	60,000	60,000	-
Amount due for Settlement Agreement bearing interest at 8.5% per annum	191,651	235,573	360,135
Non-convertible secured loan bearing interest at 10.5% per annum	2,465,697	2,656,667	2,656,667
	2,717,348	2,952,240	9,958,925

Subsequent Events

As part of the negotiations with Crates Thompson Capital and as a party to the proposed Skycoaster® transaction, the secured debenture holder was notified and agreed to the deferment of the May 15, 2004 quarterly payment amounting to $261,319.  At June 23, 2004, the Company has not made payments totaling  $1,306,595.  It is anticipated that the arrears would be cured with the Closing of the Crates Thompson Capital transactions.

Pursuant to the Settlement Agreement, the Company did not make its monthly payments of $11,825 for December, 2003, January 2004, February 2004 and March 2004.  Discussions are taking place to re-negotiate the payment terms of the Settlement Agreement including the non-payment of a lump sum payment of $100,000 that was due August 1, 2003.   It is anticipated that the arrears would be cured with the Closing of the Crates Thompson Capital transactions.  As part of an interim settlement, the Company has agreed to make blended monthly payments of $4,995 per month on this loan.  The first payment was made June 1, 2004.

Pursuant to the $60,000 Promissory Note outstanding, the Company has not made payments and this note is currently in default.  The Company has been in discussion with the note holder in its effort to settle this debt.

The Extraordinary Meeting of Shareholders to consider and approve the transactions with Crates Thompson Capital was held  May 5, 2004. A Special Resolution requires the favourable vote of 75% (seventy-five percent) of the votes cast in person or by proxy at the Meeting.  Management of the Company recommended that the Shareholders approve the following resolution:

“BE IT RESOLVED, as a Special Resolution, that the Company sells 100% of its assets in Skycoaster, Inc. and Superstar Dragsters, Inc. to Crates Thompson Capital (and/or its subsidiary) in exchange for full and final settlement and release of all past, present and future debt obligations owing to Fitraco, NV and Castles N’Coasters, Inc. and George Brimhall and any one director or officer of ThrillTime is hereby authorized and instructed to take all such acts and proceedings and to execute and deliver all such applications, authorizations, certificates, documents and instruments as in their opinion may be reasonably necessary or desirable for the implementation of this Resolution.”

This Resolution was passed at the May 5, 2004 Meeting and the management and the Board of Directors are working towards the finalization of the transactions with Crates Thompson Capital.  A closing of the transactions is expected prior to the end of the Company’s fiscal year ending July 31, 2004.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

No common shares were issued during the period.  On January 9, 2004 the TSX Venture Exchange consented to the extension in the expiry date of the warrants to January 21, 2005 at the exercise price of Canadian $0.10 per share.

b)

No stock options were granted during the period.

SUMMARY OF SECURITIES AS AT APRIL 30, 2004

a)

Authorized share capital:  100,000,000 common shares without par value

Issued and outstanding:  20,007,297 common shares

b)

Summary of stock options outstanding:

Expiry	Exercise	July 31,			Expired or	April 30,
Date	Price	2003	Granted	Exercised	Cancelled	2004

10/31/05	Cdn $0.10	1,900,000	-	-	-	1,900,000
12/31/05	Cdn $0.16	300,000	-	-	300,000	-

		2,200,000	-	-	300,000	1,900,000

c)

Summary of warrants outstanding:

Expiry	Conversion	July 31,	Number of	April 30,
Date	Price	2003	Shares Granted	2004

01/21/05	Cdn. $0.10	2,000,000	-	2,000,000

d)

Shares in escrow:

NIL

DIRECTORS AND OFFICERS

Ralph Proceviat, Director, Chairman of the Board, President and Treasurer

Sherrill Cyr, Director and Secretary

Frank Deacon, Director

Darrel Taylor, Director

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Nine months ended April 30, 2004 and 2003

Prepared by Management (unaudited)

For more information:

Ralph Proceviat

President, CFO

Tel: 604-294-8084

Fax: 604-294-8709

E-mail: info@thrilltime.com

Form 52-109FT2

Certification of INTERIM Filings during Transition Period

I, Ralph Proceviat of ThrillTime Entertainment International, Inc., certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ThrillTime Entertainment International, Inc., for the interim period ending April 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  June 25, 2004

“Ralph Proceviat”

Ralph Proceviat

President

Notice to Reader

Management has compiled the consolidated balance sheets as at April 30, 2004 and July 31, 2003 and consolidated statements of operations and deficit and cash flows for the quarters ended April 30, 2004 and 2003.  These interim consolidated financial statements have not been audited nor reviewed by the Company’s auditors.  Readers are cautioned that these statements may not be appropriate for their purposes.

Approved on behalf of the Board:

      “Ralph Proceviat”

Director

        “Sherrill Cyr”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at April 30, 2004

	April 30, 2004 (unaudited)	July 31, 2003 (audited)
Assets
Current assets:
Cash and cash equivalents	$ 73,740	$ 202,943
Accounts receivable	214,470	378,055
Inventories	157,412	188,083
Prepaid expenses	61,283	19,772
	506,905	788,853

Capital assets	17,762	22,373

Other assets:
Deferred financing costs	10,000	25,000
	10,000	25,000

	$ 534,667	$ 832,226

Liabilities and Shareholders’ Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$ 478,701	$ 366,385
Income and other taxes payable	56,356	21,473
Current portion of long-term debt	2,717,348	2,952,240
	3,252,405	3,340,098

Shareholders’ deficiency:
Share capital:
Authorized: 100,000,000 common shares, without par value
Issued: 20,007,297 common shares	7,801,123	7,801,123
Contributed surplus	505,236	505,236
	8,306,359	8,306,359
Deficit	(11,024,097)	(10,810,231)
	(2,717,738)	(2,503,872)

	$ 534,667	$ 836,226

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Operations and Deficit (unaudited)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2004 and 2003

	Three Months Ended		Nine Months Ended
	April 30, 2004 (unaudited)	April 30, 2003 (unaudited)	April 30, 2004 (unaudited)	April 30, 2003 (unaudited)

Product sales	$ 256,991	$ 368,056	$ 479,314	$ 627,728

Cost of sales	151,945	245,429	294,127	402,775

Gross margin	105,046	122,627	185,187	224,953

Other revenue:
Royalty revenue	185,990	87,445	582,885	545,653
Other revenue	−	190,000	35,088	261,278
	291,036	400,072	803,160	1,031,884
Operating expenses:
General and administration	229,836	308,359	702,246	914,598
Marketing and selling	944	7,597	27,711	41,049
Research and development	11,185	(689)	11,185	5,900
	241,965	315,267	741,142	961,547
Operating income (loss) before interest expense, income taxes, amortization, and under noted	49,071	84,805	62,018	70,337

Interest expense net of interest income	82,295	74,665	253,193	363,944
Amortization of capital assets	1,423	6,742	4,281	84,200
Amortization of patent rights	−	172,687	−	1,005,160
Gain on settlement of convertible securities	−	−	−	(6,116,246)
	83,718	254,094	257,474	(4,662,942)

Income (loss) before income taxes	(34,647)	(169,289)	(195,456)	4,733,279

Income tax expense	(8,783)	(31,795)	(18,410)	(39,812)

Income (loss) for the period	(43,430)	(201,084)	(213,866)	4,693,467

Deficit, beginning of period	(10,980,667)	(10,734,673)	(10,810,231)	(15,629,224)

Deficit, end of period	$(11,024,097)	$(10,935,757)	$(11,024,097)	$(10,935,757)

Earnings (loss) per share	$ (0.002)	$ (0.01)	$ (0.01)	$ 0.24

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Cash Flows (unaudited)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2004 and 2003

	Three Months Ended		Nine Months Ended
	April 30, 2004 (unaudited)	April 30, 2003 (unaudited)	April 30, 2004 (unaudited)	April 30, 2003 (unaudited)
Cash flows from (used in) operating activities:
Operating income/loss for the period	$ (43,430)	$ (201,084)	$ (213,866)	$ 4,693,467
Items not involving cash:
Amortization of capital assets	1,423	1,743	4,281	41,995
Amortization of patent rights	−	172,686	−	1,005,160
Amortization of deferred financing costs	5,000	5,000	15,000	42,206
Amortization of deferred gain	−	−	−	(62,697)
Gain on discharge of convertible securities	−	−	−	(6,116,246)
Gain on disposal of capital assets	−	(175,000)	(270)	(175,000)
Loss on disposal of asset	−	−	−	6,173
Cash flows from (used in) operations	(37,007)	(196,655)	(194,855)	(564,942)
Change in non-cash operating working capital:
Accounts receivable	(108,995)	(92,663)	163,585	165,798
Inventories	12,439	20,653	30,671	(39,596)
Prepaid expenses	35605	30,293	(41,511)	(73,420)
Accounts payable and accrued liabilities	48,395	43,404	112,316	13,610
Deferred revenue	−	36,421	−	36,421
Income and other taxes payable	17,358	26,574	34,883	(13,272)
Cash flows from (used in) operating activities	(32,205)	(131,973)	105,089	(475,401)

Cash flows from (used in) financing activities:
Long-term debt	−	(31,463)	(234,892)	(795,605)
Shares issued for cash	−	−	−	65,859
Shares issued for convertible securities	−	−	−	832,500
Cash flows from (used in) financing activities	−	(31,463)	(234,892)	102,754

Cash flows from (used in) investing activities:
Capital assets	−	(1,074)	−	(7,951)
Deferred development costs	−	−	−	(5,310)
Proceeds on disposal of capital assets	−	175,000	600	175,000
Cash flows from (used in) investing activities	−	173,926	600	161,739

Increase (decrease) in cash and cash equivalents	(32,205)	10,490	(129,203)	(210,908)

Cash and cash equivalents, beginning of period	105,945	44,331	202,943	265,729

Cash and cash equivalents, end of period	$ 73,740	$ 54,821	$ 73,740	$ 54,821

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Consolidated Financial Statements - unaudited

(Expressed in U.S. Dollars)

Nine months ended April 30, 2004 and 2003

The Company is incorporated under the Company Act (British Columbia) and its principal business activities are the sale and development of actual experience amusement rides.

1. Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at April 30, 2004, the Company had a working capital deficiency of $2,745,500, shareholders’ deficiency of $2,717,738, non-compliance with terms in certain debt instruments (note 3), negative cash flows from operating activities for 2003, and with income being generated in the current fiscal year primarily due to a gain on the settlement of convertible securities, and losses in each of the previous two fiscal years.  Operations to date have been primarily financed by long-term debt and equity transactions. As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. If it is not, the Company will be required to reduce operations or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies:
(a) Basis of presentation:

These accompanying consolidated unaudited interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a basis consistent with those outlined in the Company’s audited financial statements for the year ended July 31, 2003.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  The interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

(b) Translation of foreign currencies:

The Company’s functional currency is the U.S. dollar.   Amounts denominated in foreign currencies but for which the functional currency of the operation is the United States dollar are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date.  Exchange gains and losses on translation are included in earnings.

(c) Revenue recognition:

Revenues from the sale of entertainment rides are recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet. Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement. Other revenues, consisting primarily of sales of parts, are recorded at the time of delivery.

(d) Earnings per share:

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(e) Comparative figures:
Certain of the prior years comparative figures have been reclassified to conform with the presentation adopted for the current year.

3. Long-term debt:

	April 30, 2004	July 31, 2003

Note payable bearing interest at 5% per annum	$60,000	$60,000

Amount due for settlement agreement	191,651	360,135

Non-convertible secured loan bearing interest at 10.5% per annum	2,465,697	2,656,667
	2,717,348	2,952,240

Less current portion of long-term debt	(2,717,348)	(2,952,240)

	$−	$−

Not included in above is accrued interest as at April 30, 2004 of $334,818 (July 31, 2003 - $129,207).
4. Share capital:
(a) Authorized:
100,000,000 common shares without par value
(b) Issued:

	Number of shares	Amount

Balance at April 30, 2004 and 2003	20,007,297	$7,801,123

(c) Stock options:

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX). In 2002, all options were granted in Canadian dollars which is the functional currency in which the grantee is remunerated. The Company has a formal stock option plan (the “Plan”) that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four month hold period commencing on the date the stock options were granted.

The continuity of stock options for fiscal 2004 is as follows:

Expiry	Exercise	July 31,			Expired or	April 30
Date	Price	2003	Granted	Exercised	Cancelled	2004

10/31/05	Cdn. $0.10	1,900,000	–	–	–	1,900,000
12/31/05	Cdn. $0.16	300,000	–	–	(300,000)	-
		2,200,000	–	–	(300,000)	1,900,000

The Company adopted, on a prospective basis, the standards in Section 3870 of the CICA Handbook for accounting for stock-based compensation.  As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value method of accounting for all employees’ stock-based compensation.  As a result, pro forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of CICA Handbook Section 3870.

(d) Share purchase warrants:

Expiry	Conversion	July 31,	Number of	April 30,
Date	Price	2003	Warrants Issued	2004

01/20/04	Cdn. $0.10	Cdn. $200,000	–	Cdn. $200,000

On January 20, 2003, the Company completed a private placement for 2,000,000 shares.  Each share includes one share purchase warrant exercisable at Cdn. $0.10 per share until January 20, 2005.  All securities issued in connection with this transaction are subject to a one-year hold period and cannot be sold or transferred until January 20, 2005.

(e) Weighted-average shares outstanding:

Loss per share has been calculated using the weighted-average number of common shares outstanding for the nine months ended April 30, 2004 of 20,080,584 and 18,391,033 for the comparable period a year ago. Diluted loss per share does not differ from basic loss per share as all potential common shares are anti-dilutive.

5. Segment disclosures:

The Company considers its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides. Supplementary information disclosed by geographic area based on customer location for the nine months ended April 30, 2004 and the comparable prior year period is as follows:

	Outside U.S.	U.S.	Total
2004:
Revenues including interest income	$146,038	$951,301	$1,097,339
Income for the year	(430,347)	216,481	(213,866)
Identifiable assets	55,538	479,129	534,667

2003:
Revenues including interest income	$124,173	$1,311,180	$1,435,353
Loss for the year	5,684,335	(495,487)	5,188,848
Identifiable assets	142,483	507,251	649,734